Direct Phone Number +1 202-654-4563

arie.heijkoop@haynesboone.com

December 13, 2022

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Virtus Alternative Solutions Trust

(Virtus AlphaSimplex Global Alternatives Fund and
Virtus AlphaSimplex Managed Futures Strategy Fund)

- Registration Statement on Form N-14

CIK 0001589756

Ladies and Gentlemen:

Pursuant to the Securities Act of 1933, as amended, and the General Rules and Regulations thereunder, enclosed for filing electronically is the Registration Statement on Form N-14 of Virtus Alternative Solutions Trust (the “Trust”). This filing relates to the acquisition of the assets of AlphaSimplex Global Alternatives Fund and AlphaSimplex Managed Futures Strategy Fund, each a series of Natixis Funds Trust II, by and in exchange for shares of Virtus AlphaSimplex Global Alternatives Fund and Virtus AlphaSimplex Managed Futures Strategy Fund, respectively, each a newly formed series of the Trust.

Any questions or comments with respect to this filing may be directed to the undersigned at (202) 654-4563.

Very truly yours,

/s/ Arie Heijkoop, Jr.
Arie Heijkoop, Jr.

Enclosures

cc:	Jennifer Fromm, Esq.

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